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                               CONTACTS:
                               Royal Numico N.V.
                               Klaas A. de Jong, Director Corporate Affairs
 FOR IMMEDIATE RELEASE         +31 79 353 9221
                               Jacqueline van der Klift, Investor Relations
                               Manager
                               +31 79 353 9003
                               Edward Nebb, BSMG Worldwide
                               212-445-8213


                               Rexall Sundown, Inc.
                               Carol Walters (Media)
                               561-999-1960
                               Donna Conners (Investors)
                               561-241-9400
                               Karen Griffiths, FRB/BSMG
                               212-661-8030



                         ROYAL NUMICO AND REXALL SUNDOWN
                   ANNOUNCE AGREEMENT IN PRINCIPLE TO SETTLE
                            Shareholder LITIGATION

     ZOETERMEER, THE NETHERLANDS AND BOCA RATON, FLORIDA - May 25, 2000 - Royal Numico N.V. ("Royal Numico") (Amsterdam Stock Exchange: NUM) and Rexall Sundown, Inc. ("Rexall") (Nasdaq: RXSD) announced today that they had reached an agreement in principle to settle litigation pending in the Circuit Court of Palm Beach County, Florida brought on behalf of a class of Rexall shareholders against Rexall, Rexall's directors and an affiliate of Royal Numico. The plaintiff in the litigation sought, among other things, to enjoin the Rexall directors from proceeding with the previously announced merger agreement which provides for the acquisition by Royal Numico of Rexall through a tender offer and merger at $24 per share (the "Merger").

     Pursuant to the agreement in principle to settle the Rexall shareholder litigation, Royal Numico and Rexall have agreed (i) to reduce the maximum fee and reimbursement of expenses payable by Rexall to Royal Numico in the event of termination of the merger agreement under certain circumstances from $79 million to $60 million; (ii) to provide Rexall shareholders with appraisal rights in connection with the Merger even if such rights are not available under applicable law; and (iii) to make certain supplemental disclosures to Rexall's shareholders confirming the absence of any inquiries by third parties regarding the possible acquisition of Rexall since the announcement of the Merger, describing the assumptions underlying previously disclosed financial projections of Rexall, and clarifying the fact that receipt by Rexall's financial adviser of its transaction fee is not dependent upon the issuance of a fairness opinion regarding the Merger.

     Royal Numico, Rexall and Rexall's directors have vigorously denied any wrongdoing or liability in connection with the allegations made in the litigation, and have entered into the agreement in principle solely to avoid the burdens, expenses and distractions of continued litigation.

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     Final settlement of the litigation is conditioned upon, among other things, consummation of the Offer, the completion of confirmatory discovery, the execution of a stipulation of settlement, and court approval.

     As previously announced, the waiting period required under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with Royal Numico's tender offer for all of the outstanding shares of common stock of Rexall expired on May 17, 2000. Royal Numico's tender offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, June 2, 2000.

     Royal Numico (www.numico.com), headquartered in Zoetermeer, the Netherlands, is a world leader in specialized nutrition. A holding company for a group of companies including General Nutrition Companies, Nutricia, Milupa and Cow & Gate, its products include infant nutrition, medical nutrition and nutritional supplements. Royal Numico concentrates on the development, manufacture and sales of specialized nutrition products based upon medical scientific concepts with a high added value. The company operates in some 100 countries.

     Rexall (www.rexallsundown.com), headquartered in Boca Raton, Florida, is a leading manufacturer and marketer of vitamins, nutritional supplements and consumer health products primarily for the U.S. mass market.

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